UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 1-12383

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Rockwell Automation Retirement Savings Plan For Salaried Employees

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Rockwell Automation, Inc., 777 East Wisconsin Avenue, Suite 1400, Milwaukee, Wisconsin 53202

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

TABLE OF CONTENTS

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2004	11

SIGNATURE	12

EXHIBITS:

Consent of Independent Registered Public Accounting Firm	13

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Rockwell Automation Retirement Savings Plan
   for Salaried Employees and Participants therein:

We have audited the accompanying statements of net assets available for benefits of the Rockwell Automation Retirement Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Milwaukee, Wisconsin
June 16, 2005

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

INVESTMENTS:
Master Defined Contribution Trust (Note 3)	$3,004,584,057	$2,712,463,441
Loan Fund	25,432,833	27,102,780

Total investments	3,030,016,890	2,739,566,221

NET ASSETS AVAILABLE FOR BENEFITS	$3,030,016,890	$2,739,566,221

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$2,739,566,221	$2,175,719,560

ADDITIONS:
Income from investments:
Interest in income of Master Defined Contribution Trust	457,533,718	697,636,625
Interest	1,550,963	1,927,151

Total income from investments	459,084,681	699,563,776

Contributions:
Employer	17,299,452	17,365,850
Employee	57,329,782	55,066,296

Total contributions	74,629,234	72,432,146

Total additions	533,713,915	771,995,922

DEDUCTIONS:
Payments to participants or beneficiaries	242,823,091	205,479,447
Administrative expenses	1,296,209	3,168,405

Total deductions	244,119,300	208,647,852

NET INCREASE BEFORE TRANSFERS	289,594,615	563,348,070

NET TRANSFERS
	856,054	498,591

NET INCREASE	290,450,669	563,846,661

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$3,030,016,890	$2,739,566,221

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following brief description of the Rockwell Automation Retirement Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a.	General - The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. (“Rockwell Automation”). The Rockwell Automation Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. (the “Trustee”) is the trustee of the Plan. The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On June 27, 2003, Conexant Systems, Inc. (“Conexant”) spun off to its shareowners Mindspeed Technologies, Inc., its Internet infrastructure business (“Mindspeed”). As a result of the spinoff, Conexant shareowners received one share of Mindspeed for every three shares of Conexant common stock held.

On September 3, 2004, Rockwell Automation sold its FirstPoint Contact business. This business participated in the Plan. The existing participants that were employees of FirstPoint Contact were not required to take a distribution.

Participants in the Plan may invest in seventeen investment funds and the following stock funds which are specific to the Plan:

Rockwell Automation Stock Fund A (employer contributions) - Invests principally in the common stock of Rockwell Automation but may also hold cash and cash equivalents.

Rockwell Automation Stock Fund B (employee contributions) - Invests principally in the common stock of Rockwell Automation but may also hold cash and cash equivalents.

Boeing Stock Fund - Invests principally in the common stock of The Boeing Company but may also hold cash and cash equivalents.

ArvinMeritor Stock Fund - Invests principally in the common stock of ArvinMeritor, Inc. but may also hold cash and cash equivalents.

Conexant Stock Fund - Invests principally in the common stock of Conexant but may also hold cash and cash equivalents.

Exxon Mobil Stock Fund - Invests principally in the common stock of Exxon Mobil Corporation but may also hold cash and cash equivalents.

Rockwell Collins Stock Fund - Invests principally in the common stock of Rockwell Collins, Inc. but may also hold cash and cash equivalents.

Skyworks Stock Fund - Invests principally in the common stock of Skyworks Solutions, Inc. but may also hold cash and cash equivalents.

Mindspeed Stock Fund - Invests principally in the common stock of Mindspeed but may also hold cash and cash equivalents.

The Boeing, ArvinMeritor, Conexant, Exxon Mobil, Rockwell Collins, Skyworks, and Mindspeed Stock Funds are closed to any additional employer and employee contributions. Any dividends on common stock related to employer contributions received on behalf of these funds are paid to Rockwell Automation Stock Fund A. Any dividends on common stock related to employee contributions received on behalf of these funds are paid to the Rockwell Automation Stable Value Managed Fund (the “Stable Value Fund”).

b.	Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 25% of base compensation, as defined in the Plan document. Participant contributions can be made either before or after United States federal taxation of a participant’s base compensation. However, pre-tax contributions by highly compensated participants are limited to 12% of the participant’s base compensation.

For the majority of Plan participants, Rockwell Automation contributes an amount equal to 50% of the first 6% of base compensation. Rockwell Automation may make a discretionary profit sharing contribution to the Plan on an annual basis on behalf of Rockwell Software, Inc. (“Rockwell Software”) participants. This contribution, if made, is the only employer contribution Rockwell Software participants receive. With the exception of contributions on behalf of Rockwell Software participants, all Rockwell Automation contributions are made to Rockwell Automation Stock Fund A. Rockwell Software profit sharing contributions are made to the funds consistent with the participant’s investment election for employee contributions to the Plan. Participants who are vested may elect to transfer a portion or all of their holdings in Rockwell Automation Stock Fund A to one or more of the other investment funds.

Effective June 2002, the Plan was amended due to the Economic Growth and Tax Relief Reconciliation Act of 2001 which made provisions for catch-up contributions to 401(k) plans, to give employees who are at least age 50 and older the opportunity to save more for retirement. Employees must have been at least age 50 at December 31, 2004 to be eligible to make catch-up contributions in the current year. The 2004 employee catch-up contribution amount allowed was an additional $3,000 in pre-tax contributions and this amount will increase by $1,000 each year until 2006 when it will be $5,000.

c.	Investment Elections - Participants may contribute to any or all of the funds that are available for contributions in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the Stable Value Fund.

The Plan invests in the Stable Value Fund which invests primarily in guaranteed investment contracts (“GICs”) and money market investments. The GICs are benefit-responsive and are stated at contract value, which approximates fair value. The crediting interest rate for the

Stable Value Fund was 4.36% and 5.13% at December 31, 2004 and 2003, respectively. The crediting interest rates on the underlying investments are reviewed on a quarterly basis for resetting. The average yield for the years ended December 31, 2004 and 2003 was 4.70% and 5.37%, respectively.

d.	Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in each stock fund and each mutual fund, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or loss from investments, as the case may be, with the number of units properly attributable to each participant.

e.	Vesting - Each participant is fully vested at all times in the portion of the participant’s account that relates to the participant’s contributions and earnings thereon. Vesting in the Rockwell Automation contribution portion of participant accounts plus actual earnings thereon is based on years of vesting service. A participant is 100% vested after three years of vesting service. Until a participant reaches three years of vesting service, the participant is not vested in amounts related to Rockwell Automation contributions.

f.	Loans - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than the lower of $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant’s vested account balance less any outstanding loans) from the balance of the participant’s account. Loans are secured by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months or up to 120 months for the purchase of a primary residence, or repaid in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant’s account. Participants may have up to two outstanding loans at any time from the Plan.

g.	Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell Automation’s contributions to the Plan in accordance with ERISA. However, if the participant is re-employed with Rockwell Automation and fulfills certain requirements, as defined in the Plan document, the participant’s account will be restored.

h.	Plan Termination - Although Rockwell Automation has not expressed any current intent to terminate the Plan, Rockwell Automation has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated or contributions by Rockwell Automation are discontinued, each participant’s employer contribution account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

i.	Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment.

j.	Expenses - Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid from Plan assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value except for the benefit-responsive GICs, which are stated at contract value, which approximates fair value (Note 1c). Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The loan fund is stated at cost which approximates fair value.

b.	Use of Estimates - Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

c.	Payment of Benefits - Benefits are recorded when paid.

d.	Risks and Uncertainties - The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	MASTER DEFINED CONTRIBUTION TRUST

At December 31, 2004 and 2003, with the exception of the participant loan fund, all of the Plan’s investment assets were held in a Master Defined Contribution Trust (“Master Trust”) account at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell Automation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.

The Master Trust investments are valued at fair value at the end of each day except for the benefit-responsive GICs, which are valued at contract value, which approximates fair value (Note 1c). If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Money market funds	$37,421,244	$27,836,103
Common stocks	1,902,170,600	1,675,352,194
Mutual funds	455,508,743	406,660,705
Preferred/convertible securities	—	5,704,949
Investments in common collective trust -
Fidelity U.S. equity index fund	133,981,640	125,386,275
Stable Value Fund – guaranteed investment contracts	613,535,748	594,240,938
Accrued income	612,285	592,973
Pending trades	(979,318)	3,095,655

Net assets	$3,142,250,942	$2,838,869,792

The net investment income of the Master Trust for the years ended December 31, 2004 and 2003 is summarized as follows:

	2004	2003
Interest	$32,409,174	$38,726,426
Dividends	31,991,722	28,788,016
Net appreciation (depreciation) in fair value of investments:
Common stocks	371,203,744	564,557,449
Mutual funds	26,429,103	57,918,155
Investments in common collective trusts –
Fidelity US Equity Index Fund	13,104,341	27,499,817
Other	—	(179,655)

Net investment income	$475,138,084	$717,310,208

The Plan’s interest in the Master Trust, as a percentage of net assets held by the Master Trust, was approximately 96% at December 31, 2004 and 2003. While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net appreciation in 2004 and 2003.

The Master Trust’s investments which exceeded 5% of net assets as of December 31, 2004 and 2003 are as follows:

Description of Investment	2004	2003

Rockwell Automation, Inc. common stock	$754,857,187	$590,939,494
Rockwell Collins, Inc. common stock	466,972,321	405,649,955
Chase Manhattan Bank Global Wrap, Crediting Interest Rate of 5.35% at December 31, 2003	*	144,314,451
Monumental Life Insurance Global Wrap, Crediting Interest Rate of 5.34% at December 31, 2003	*	144,314,122
Rabobank Nederland Global Wrap, Crediting Interest Rate of 5.35% at December 31, 2003	*	144,313,027
UBS AG Global Wrap, Crediting Interest Rate of 5.35% at December 31, 2003	*	144,314,048

*	These investments did not exceed 5% of net assets in 2004.

Certain Master Trust investments are shares of mutual funds managed by Wells Fargo and Fidelity Management Trust Company. Wells Fargo is the trustee and Fidelity is the recordkeeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Master Trust held 15,234,252 and 16,599,424 shares, respectively, of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $99,094,064 and $107,974,083, respectively, and a market value of $754,857,187 and $590,939,494, respectively.

During 2004 and 2003, dividends on Rockwell Automation, Inc. common stock paid to eligible plan participants were $10,599,454 and $11,403,771, respectively.

4.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Rockwell Automation Stock Fund A for the years ended December 31, 2004 and 2003, respectively, is as follows:

	2004	2003
Net Assets, Beginning of Year	$444,491,580	$278,684,173

Changes in net assets:
Contributions	16,297,280	16,338,645
Dividends	7,298,363	6,781,628
Net appreciation	161,801,255	189,482,190
Benefits paid to participants	(35,216,057)	(25,714,307)
Administrative expenses	(199,910)	(457,401)
Transfers	(27,058,744)	(20,623,348)

Total changes in net assets	122,922,187	165,807,407

Net Assets, End of Year*	$567,413,767	$444,491,580

*	These net assets are included in the Master Trust.

5.	TAX STATUS

The Internal Revenue Service has determined and informed Rockwell Automation by letter dated October 3, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	SUBSEQUENT EVENTS

On March 31, 2005, Rockwell Automation informed Wells Fargo, N.A. of its intent to terminate the Master Trust Agreement with Wells Fargo, N.A. and transfer trustee responsibility of the Master Trust to Fidelity Management Trust Company. The transition is expected to occur as of the close of business on June 30, 2005.

Effective July 1, 2005, Rockwell Automation will be adding new investment options, eliminating certain current investment options, and consolidating the Rockwell Automation Stock Funds. In addition, a three-tiered investment structure and the opportunity to invest in certain mutual funds through a brokerage account will be introduced.

* * * * *

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2004

Column A	Column B	Column C	Column D	Column E
		Description of Investment
	Identity of Issuer,	Including Collateral, Rate
	Borrower, Lessor	of Interest, Maturity Date,		Current
	or Similar Party	Par or Maturity Value	Cost	Value
*	Wells Fargo, N.A.	Master Defined Contribution Trust	$2,059,922,006	$3,004,584,057

*	Various participants	Participant Loans; rates ranging between 5% and 11%, due 2005 to 2015	25,432,833	25,432,833

	Total assets (held at end of year)		$2,085,354,839	$3,030,016,890

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES

By	/s/ Roger Freitag

Roger Freitag
Plan Administrator

Date: June 27, 2005